

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

August 19, 2008

Mr. Michael N. Deitch
Chief Financial Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

> **Re: The Providence Service Corporation (the "Company")**
> **File No. 000-50364**

Dear Mr. Deitch:

In your letter dated August 11, 2008, you have requested that the Staff not object to the Company excluding the earliest two years of selected financial data to be provided in a preliminary proxy statement under Item 14(b)(8) of Schedule 14A. The proxy will be to seek shareholder approval to issue shares of the Company's common stock to the sellers of Charter LCI Corporation ("Charter"), a company acquired in December 2007, in satisfaction of the Company's earn-out obligation under the purchase agreement. The selected financial data for which you are seeking relief is that of Charter.

We note from your letter that the periods you are proposing to include in selected financial data are the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007. These periods are consistent with the periods for which you provided audited financial statements in a Form 8-K/A filed on February 7, 2008. For the reasons cited in your letter, you do not believe that the selected financial data for the years ended December 31, 2003 and 2004, including the periods relating to the predecessor to Charter would be meaningful for purposes of this shareholder vote nor could the information be obtained without significant burden and cost.

Considering the facts and circumstances, we will not object if the Company excludes selected financial data of Charter for the years ended December 31, 2003 and 2004 from its anticipated preliminary proxy statement to be filed on Schedule 14A. The Staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant